

January 27, 2023

Paul Prager
Chief Executive Officer
TeraWulf Inc.
9 Federal Street
Easton, Maryland 21601

> **Re: TeraWulf Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed December 23, 2022**
> **File No. 333-268563**

Dear Paul Prager:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3/A Filed December 23, 2022

Business Overview, page 1

1. Supplement your disclosure of the mining pool agreement with Foundry to explain how the pool is operated. Additionally, discuss the ownership structure of the mining facilities and assets subject to the pool. Finally, we note that Genesis, an entity owned by the crypto conglomerate Digital Currency Group, which also owns Foundry, has filed for Chapter 11 bankruptcy protection. To the extent material, please provide risk factor disclosure addressing the risks resulting from indirect exposure to Genesis and Digital Currency Group.

2.   Revise to disclose whether you have a specific policy for how you will determine when to sell Bitcoin for fiat currency to fund operations or growth and through what exchange you intend to sell your bitcoin. Additionally, disclose the material terms of your agreements with Foundry Digital LLC and the NYDIG entities and file them as exhibits to your registration statement.

Exhibits

3.   Please file as an exhibit to your registration statement the joint venture agreement with Talen Energy Corporation.

Please contact Marion Graham, Law Clerk, at 202-551-6521 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Huntington